GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road, Greenwood Village CO 80111
and
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
489 Fifth Ave., 28th Floor, New York, New York 10606

December 16, 2016

VIA EDGAR

Patrick Scott, Senior Counsel
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re:	Great-West Life & Annuity Insurance Company, and Great-West Life & Annuity Insurance Company of New York (collectively “Great-West”)
Variable Annuity-2 Series Account of each company (collectively the “Registrant”)
Pre-Effective Amendment No. 2 of each registration statement (collectively the “Amendments”)
Great-West Smart Track Advisor Variable Annuities (collectively the “Contract”)
File Nos. 811-05817 & 333-212090; 811-05961 & 333-212091

Mr. Scott:

On behalf of Great-West and the above-named Registrant, this letter provides the Registrant’s response to Commission staff comments communicated via telephone on December 14, 2016, with regard to Pre-Effective amendment No. 1 to the N-4 registration statements (the “Registration Statements”) filed with the Commission on October 17, 2016. For convenience, the staff’s comments are set forth in full below, followed by our responses. Please note that an example of the revised Rate Sheet Supplement, reflecting changes made in response to SEC staff comments, has been attached to this correspondence.

Rate Sheet Supplement Comments
Rate Sheet Supplement Comment 1. In the third paragraph, first sentence, please include the Distribution Credit and the Accumulation Credit in the list after ‘Joint GAW%.’

Response: Comment complied with. The Distribution Credit and the Accumulation Credit have been included in the list after ‘Joint GAW%.’ (see attached sample RSS)

Rate Sheet Supplement Comment 2. In the third paragraph, please disclose that the terms of a Rate Sheet Supplement with no specified end date may not be amended unless a minimum of 10 business days prior notice is provided.

Response: Comment complied with. The requested disclosures have been provided. (see attached sample RSS)

Rate Sheet Supplement Comment 3. Please disclose that Great-West will provide a minimum of 10 business days prior notice of the new GAW%, Joint GAW%, Accumulation Credit, or Distribution Credit declared in subsequent Rate Sheet Supplements.

Response: Comment complied with. The requested disclosures have been provided. (see attached sample RSS)

Prospectus Comments
Prospectus Comment 1. Page 1.Please add the date of the prospectus. Do not leave the date in brackets.

Response: Comment complied with. The date of the prospectus has been provided on the first page, and the date of the SAI on the third page has also been provided. Please note that we have indicated an effective date of December 30, 2016, which is the date we will seek to have these Registration Statements declared effective by filing a written request for acceleration. (pages 1 and 3 in the attached courtesy copy)

Prospectus Comment 2. Definition of Excess Withdrawal. Please disclose here and elsewhere in the prospectus that withdrawals to pay Consultant fees in excess of 1.5% of Annuity Account Value would be an Excess Withdrawal, and would reduce the Death Benefit and GLWB Rider benefits.

Response: Comment complied with. The requested disclosure has been provided. (pages 7, 28, and 30 in the attached courtesy copy)

Prospectus Comment 3. Definition section, definition of Excess Withdrawal. Disclose here and elsewhere in the prospectus that Withdrawals to pay Consultant fees may be taken from assets held in the Investment Strategy rather than from assets held in the Income Strategy to avoid reducing benefits under a GLWB Rider.

Response: Comment complied with. The requested disclosure has been provided. (pages 7, 28, 30, and 41 in the attached courtesy copy)

Prospectus Comment 4. Definition section, definition of Excess Withdrawal. Please disclose that withdrawals to pay Consultant fees could be considered a taxable distribution.

Response: Comment complied with. The requested disclosure has been provided. (page 7 in the attached courtesy copy)

Prospectus Comment 5. Definition section, definition of GLWB Riders. Please correct the new disclosure. The word ‘you’ appears to be missing.

Response: Comment complied with. The missing word has been provided. (page 7 in the attached courtesy copy)

Prospectus Comment 6. Definition section, definition of GAW%. Please correct the new disclosure. The word ‘you’ appears to be missing.

Response: Comment complied with. The missing word has been provided. (page 7 in the attached courtesy copy)

Prospectus Comment 7. Definition section, definition of Rate Sheet Supplement. Please disclose that the terms of a Rate Sheet Supplement with no specified end date may not be amended unless a minimum of 10 business days prior notice is provided.

Response: Comment complied with. The requested disclosures have been provided. (pages 8-9 in the attached courtesy copy)

Prospectus Comment 8. Definition section, definition of Rate Sheet Supplement. Please disclose here and elsewhere in the prospectus that Great-West will provide a minimum of 10 business days prior notice of the new GAW%, Joint GAW%, Accumulation Credit, or Distribution Credit declared in subsequent Rate Sheet Supplements.

Response: Comment complied with. The requested disclosures have been provided. (pages 9, 14, and 38 in the attached courtesy copy)

Prospectus Comment 9. Definition section, definition of Rate Sheet Supplement. Please revise the disclosure here and elsewhere in the prospectus by removing the reference to ‘an appendix’ to the Statement of Additional Information.

Response: Comment complied with. The words ‘in an appendix’ have been removed. (pages 9, 14, and 38 in the attached courtesy copy)

Prospectus Comment 10. Fee Tables. Please revise the table to clarify that the total series account annual expenses are either 0.20% or 0.40%, not a range between those two figures.

Response: Comment complied with. The table has been revised to clarify that the total series account annual expenses are either 0.20% or 0.40%, not a range between those two figures (page 10 in the attached courtesy copy)

Prospectus Comment 11. Fee Examples. Please delete the extraneous bracket in Fee Example 1, line (2).

Response: Comment complied with. The bracket has been deleted. (page 11 in the attached courtesy copy)

Prospectus Comment 12. Summary section, Right to Cancel Period. Please revise the disclosure here and elsewhere in the prospectus to state that, in those jurisdictions that require return of Contributions during the free look period, Great-West will return the greater of the sum of Contributions or Annuity Account Value plus fees and charges.

Response: Comment complied with. The disclosure now clarifies that in those jurisdictions that require return of Contributions during the free look period, Great-West will return the greater of the sum of Contributions or Annuity Account Value plus fees and charges. (pages 13 and 21-22 in the attached courtesy copy)

Prospectus Comment 13. Summary section, Right to Cancel Period. Please add ‘plus fees and charges’ in relation to the return of Annuity Account Value here and in other places in the prospectus where appropriate.

Response: Comment complied with. ‘Plus fees and charges’ has been added here and elsewhere in the prospectus where appropriate. (pages 13 and 21-22 in the attached courtesy copy)

Prospectus Comment 14. Right to Cancel section. Please delete the words, ‘either the Annuity Account Value or the sum of Contributions, as appropriate,’ and replace with ‘the amounts discussed below.’

Response: Comment complied with. This sentence has been revised as requested. (page 21 in the attached courtesy copy)

Prospectus Comment 15. Right to Cancel section. Please explain supplementally why the right to cancel requirements disclosed here are different from the related disclosures in the Great-West Schwab VA prospectuses which are also currently under staff review.

Response: Comment complied with. The right to cancel requirements for Smart Track Advisor and the Schwab VAs are different because the Great-West Schwab VA contracts offer a right to cancel provision that is more generous than required by state insurance requirements.

Prospectus Comment 16. Right to Cancel section, second paragraph, third sentence. Please revise the disclosure to state, ‘except as noted below with respect to California.’

Response: Comment complied with. The requested disclosure has been provided. (page 21 in the attached courtesy copy)

Prospectus Comment 17. Withdrawals to Pay Consultant Fees section. Please revise the disclosure to provide numerical illustrations of withdrawals to pay Consultant fees, including the pro-rata reduction of the GLWB. Include examples that show deductions both of 1.5% and of in excess of 1.5%.

Response: Comment complied with. The requested numerical examples have been added. (pages 28-29 in the attached courtesy copy)

Prospectus Comment 18. Withdrawals to Pay Consultant Fees section. In prior correspondence, the Registrant indicated that prominent disclosure would be added in response to Prospectus Comment 13, but the additional disclosure is not particularly prominent. Please revise.

Response: Comment complied with. The disclosure has been made prominent by the addition of bold font, and by setting the sentence off in its own paragraph. (page 28 in the attached courtesy copy)

Prospectus Comment 19. Charges and Deductions section, first paragraph after the bullet points. Please revise the disclosure to clarify that the annual fee is charged through Consultants.

Response: Comment complied with. The requested disclosure has been added. (page 33 in the attached courtesy copy)

Prospectus Comment 20. Annuity Payouts from the Investment Strategy section, Variable life annuity without guaranteed period. Please revise the disclosure regarding the Annuity Commencement Date to include ‘or the first payout date’ in two places.

Response: Comment complied with. The disclosure has been added. (page 35 in the attached courtesy copy)

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Upon receipt of staff approval of Registrant’s responses provided herein, we will promptly file the Amendments and request that the staff accelerate the effectiveness of the Amendments on December 30, 2016, or as soon prior to as practicable. Thank you for your time and attention to the Amendments.

Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com. Because I will be out of the office next week, please also contact Adam Kavan at (303) 737-1131 or adam.kavan@greatwest.com.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Counsel

Attachment: Rate Sheet Supplement

Rule 497(e)
File Nos. 333-212090 and 811-05817

GREAT-WEST SMART TRACK ADVISOR VARIABLE ANNUITY
An individual flexible premium variable annuity
Issued by
Great-West Life & Annuity Insurance Company

Supplement dated December 30, 2016
to the Prospectus dated December 30, 2016

This Rate Sheet Supplement (the “Supplement”) amends certain information contained in the Great-West Smart Track Advisor Variable Annuity Prospectus dated December 30, 2016 (the “Prospectus”). Capitalized terms not defined in this Supplement have the same meaning as set forth in the Prospectus. This Supplement must be accompanied by, and read in conjunction with, the Prospectus. If you would like a copy of the current Prospectus, please contact the Retirement Resource Operations Center toll-free at (877) 723-8723. The Prospectus and this Supplement can also be found on the U.S. Securities and Exchange Commission’s website (www.sec.gov) by searching with File No. 333-212090.

This Supplement declares the Guaranteed Annual Withdrawal % (the “GAW%”) and Joint Guaranteed Annual Withdrawal % (the “Joint GAW%”) applicable to all GLWB Riders for Contracts applied for during the effective dates detailed below. This Supplement also declares the Distribution Credit applicable to the Great-West Secure Income Max GLWB Rider (the “Distribution Credit”) and the Accumulation Credit applicable to the Great-West Secure Income Plus GLWB Rider (the “Accumulation Credit”) for Contracts purchased during the effective dates detailed below.

To receive the following GAW%, Joint GAW%, Distribution Credit, or Accumulation Credit, your Great-West Smart Track Advisor Variable Annuity application must be signed after December 30, 2016, your application must be received by us within 10 days of signing, and your initial Contribution must be received by us within 30 days of receipt of your application. If these terms are met, the following rates will apply to your Contract and cannot be changed. Rates reflected in Rate Sheet Supplements that were not in effect during this time period will not apply to your Contract. If we file a new Rate Sheet Supplement, the terms of this Supplement will be superseded by the terms of the new Rate Sheet Supplement. The terms of a Rate Sheet Supplement with no specified end date may not be amended unless we provide a minimum of 10 business days prior notice. Great-West will provide a minimum of 10 business days prior notice of the new GAW%, Joint GAW%, Accumulation Credit, or Distribution Credit declared in subsequent Rate Sheet Supplements.

Great-West Secure Income Foundation GLWB Rider:

The GAW% for a single Covered Person is based on the age when GAWs begin according to the following table:

GAW% Table
	Age 59½ - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Benefit Base	4.00%	5.00%	5.50%	6.50%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Joint GAW% Table
	Age 59½ - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Benefit Base	3.50%	4.50%	5.00%	6.00%

Great-West Secure Income Max GLWB Rider:

The Distribution Credit for the Great-West Secure Income Max GLWB Rider is 1% for Contributions aged at least 5 years. The GAW% for a single Covered Person is based on the following table:

Age When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	4.00%	5.00%	5.50%	6.50%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Age of Younger Covered Person When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	3.50%	4.50%	5.00%	6.00%

The Great-West Secure Income Max GLWB Rider increases each GAW% by 1% for Withdrawals that begin at least 5 years after the date of Rider Contribution.

Great-West Secure Income Plus GLWB Rider:

The Accumulation Credit used to determine the guaranteed minimum amount for the Great-West Secure Income Plus GLWB Rider is 5%. The GAW% for a single Covered Person is based on the following table:

Age When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	4.00%	5.00%	5.00%	6.00%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Age of Younger Covered Person When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	3.50%	4.50%	4.50%	5.50%

If you have any questions regarding this Supplement, please call the Retirement Resource Operations Center toll-free at (877) 723-8723, or write to the Retirement Resource Operations Center at PO Box 173920, Denver, CO 80217-3920.

This Supplement must be accompanied by, and read in conjunction with, the current Prospectus and
Statement of Additional Information dated December 30, 2016.

Please read this Supplement carefully and retain it for future reference.